UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WRIGHT INVESTORS’ SERVICE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

982345100

(CUSIP Number)

Jeffrey Bronchick

2101 El Segundo Blvd., Suite 302

El Segundo, California 90245

(424) 221-5897

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 982345100	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Cove Street Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,708
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 148,708
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,708
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.75%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 982345100	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Jeffrey Bronchick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 814,122
	8	SHARED VOTING POWER 148,708
	9	SOLE DISPOSITIVE POWER 814,122
	10	SHARED DISPOSITIVE POWER 148,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 962,830
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.88%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Eugene Robin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.53%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Paul Hinkle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.10%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Marshall Geller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 683,090
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 683,090
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.46%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Andrew Leaf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 982345100	13D	Page 8 of 10 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Wright Investors’ Service Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”) and amends the Schedule 13D filed by the Reporting Persons on March 25, 2019 (the “Initial Schedule”). Except as specifically provided herein, this Agreement does not modify any of the information previously reported in the Initial Schedule.

This Amendment is being filed by:

(i)	Cove Street Capital, LLC, a Delaware limited liability company (“CSC”);

(ii)	Jeffrey Bronchick (“Bronchick”)

(iii)	Eugene Robin;

(iv)	Paul Hinkle;

(v)	Marshall Geller; and

(vi)	Andrew Leaf

Item 4.	Purpose of the Transaction

The disclosure provided in Item 4 of the Initial Schedule is updated to include the following additional disclosure.

On June 18, 2019, the Reporting Persons caused the issuance of a press release relating to the intention of CSC to launch a proxy contest to elect an alternative slate of directors of the Company.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number of shares of Common Stock to which this Amendment relates is 1,820,920 shares of Common Stock, constituting approximately 9.22% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 19,744,321 shares of Common Stock outstanding as of May 10, 2019, as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.

(c) On May 17, 2019, CSC purchased 12,408 shares of the Common Stock of the Company at $0.43 per share and on June 11, 2019, CSC purchased 6,300 shares of Common Stock at $0.41 per share. All purchases were for cash in the open market. As a result, as of the date hereof, CSC beneficially owns 148,708 shares (the “CSC Shares”) representing 0.75% of the Company’s outstanding shares. Bronchick, as Chief Investment Officer of CSC, has shared voting power over the CSC Shares. CSC used the working capital of the funds and accounts managed by CSC in the purchase of the Shares.

CUSIP No. 982345100	13D	Page 9 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule is hereby amended by adding the following exhibit:

99.4 Press Release issued June 18, 2019 (incorporated by reference to the additional soliciting materials filed with the SEC on June 18, 2019).

CUSIP No. 982345100	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth on this statement is true and correct.

Dated: June 20, 2019

/s/ Jeffrey Bronchick
Jeffrey Bronchick

/s/ Eugene Robin
Eugene Robin

/s/ Paul Hinkle
Paul Hinkle

/s/ Marshall Geller
Marshall Geller

/s/ Andrew Leaf
Andrew Leaf

COVE STREET CAPITAL, LLC

By:	/s/ Jeffrey Bronchick
Name:	Jeffrey Bronchick
Title:	Chief Investment Officer